SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:
Earnings Release - Copa Holdings Reports Record Earnings of US$37.2 Million and EPS of US$0.87 for 3Q06

Copa Holdings Reports Record Earnings of US$37.2 Million and EPS of US$0.87 for 3Q06

Panama City, Panama --- November 15, 2006.  Copa Holdings S.A. (NYSE: CPA), parent company of Copa Airlines and AeroRepública, today announced financial results for the third quarter of 2006 (3Q06).  The terms “Copa Holdings” or “the Company” refer to the consolidated entity, whose operating subsidiaries are Copa Airlines and AeroRepública. All comparisons, unless otherwise stated, refer to the third quarter of 2005 (3Q05).  The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP.

OPERATING AND FINANCIAL HIGHLIGHTS

•

Copa Holdings recorded net income of US$37.2 million for 3Q06, an increase of 34.6% above 3Q05.  Net margin increased 0.6 percentage points to 16.1%, placing the Company among the best in the industry in terms of net margin.  Diluted earnings per share (EPS) increased by 34.3% to US$0.87.

•	Operating income for the quarter rose 25.4% to US$45.2 million, representing an operating margin of 19.6%, also among the best in the industry.

•

Consolidated average load factor for 3Q06 increased 1.8 percentage points to 75.4% from 73.6% in 3Q05, as revenue passenger miles (RPMs) increased 19.6% to 1.35 billion in 3Q06 and available seat miles (ASMs) increased 16.8% to 1.78 billion in 3Q06.

•

Total revenues for the quarter increased by 29.6% to US$230.6 million, primarily due to a 30.7% increase in passenger revenues.  Operating revenue per available seat mile (RASM) increased 11.0% to 12.9 cents, with yields increasing 9.3% to 16.2 cents.

•

Operating cost per available seat mile (CASM) increased 11.9%, from 9.3 cents in 3Q05 to 10.4 cents in 3Q06, led by an 18.3% increase in fuel costs per ASM.  This increase was primarily a result of a 19.7% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.33 in 3Q06 vs. US$1.95 in 3Q05, and the consumption of 16.1% more gallons as a result of increased capacity.

•

In July, Copa Airlines continued its fleet expansion by taking delivery of an additional Boeing 737-700. During 4Q06  Copa Airlines will receive two additional Embraer 190 aircraft to end the year with a fleet of 30 aircraft.

•

During 3Q06, Copa Airlines continued its route network expansion by adding service to five new destinations:  Manaus (Brazil) and Santiago de los Caballeros (Dominican Republic) on July 15; Maracaibo (Venezuela) and San Pedro Sula, Honduras on July 24 and Montevideo (Uruguay) on August 15.  Also, new daily frequencies were added in 3Q06 to Havana (Cuba), Santo Domingo (Dominican Republic) and San Jose (Costa Rica).  In 4Q06, Copa Airlines has added a third frequency to Mexico City (Mexico) and will begin service to Rio de Janeiro (Brazil) in December.

•

On August 3, 2006, AeroRepública began daily service from Bogotá to Copa Airlines’ Hub of the Americas in Panama City.  AeroRepública now provides the Colombian market with intra-regional connectivity from two major Colombian cities: Bogota and Medellin. Additionally, in 1Q06, AeroRepública will begin daily service from Cali, Colombia into Panama City.

•

In 3Q06, as part of its fleet modernization program, AeroRepública signed lease agreements with GE Commercial Aviation Services (GECAS) for three Embraer 190 aircraft to be delivered in 2007.  The airline now has firm orders and delivery commitments for eight aircraft, all of which are Embraer 190s.

•

On September 5, 2006, Copa Airlines announced the signing of a maintenance agreement with Panama Aerospace Engineering (PAE), a subsidiary of Singapore Technologies Aerospace LTD. As part of this agreement, Panama Aerospace will perform all heavy maintenance of Copa Airlines’ Boeing Next Generation fleet in their new facilities in Howard Airport, located a short distance from Panama City.

•	On September 6, 2006, AeroRepública unveiled is new corporate image. This new image will introduce Copa Airlines’ logo, livery and overall image while maintaining the AeroRepública brand name.

•	On October 20, 2006, Copa Airlines was named one of the “Best Employers in Latin America” by América Economía Magazine in conjunction with Hewitt Associates.

•

On October 30, 2006, Copa Holdings announced it has secured US$240 million in financing for the acquisition of 10 new Embraer 190s, due for delivery in 2006 and 2007.  The loan will finance aircraft scheduled to be delivered both to Copa Airlines and AeroRepública.

Consolidated Financial & Operating Highlights	3Q06	3Q05	% Change	2Q06	% Change

Revenue Passenger Miles (RPM) (mm)	1,345	1,125	19.6%	1,137	18.3%
Available Seat Miles (ASM) (mm)	1,784	1,527	16.8%	1,631	9.4%
Load Factor	75.4%	73.6%	1.8p.p.	69.7%	5.7p.p.
Yield	16.2	14.8	9.3%	15.8	2.5%
Passenger Revenue per ASM (US$ cents) (“PRASM”)	12.2	10.9	12.0%	11.0	10.9%
Operating Revenue per ASM (US$ cents) (“RASM”)	12.9	11.6	11.0%	11.7	10.2%
Operating Cost per ASM (US$ cents) (“CASM”)	10.4	9.3	11.9%	10.0	4.0%
Operating Cost (excluding fuel) per ASM (US$ cents)	7.0	6.4	9.0%	6.7	3.7%
Breakeven Load Factor	59.7%	58.3%	1.4p.p.	58.8%	0.9p.p.
Operating Revenues (US$ mm)	230.6	177.9	29.6%	191.5	20.4%
EBITDAR (US$ mm) *	66.0	50.6	30.3%	46.1	42.9%
EBITDAR Margin *	28.6%	28.4%	0.2p.p.	24.1%	4.5p.p.
Operating Income (US$ mm)	45.2	36.1	25.4%	28.5	58.9%
Operating Margin	19.6%	20.3%	-0.7p.p.	14.9%	4.7p.p.
Net Income (US$ mm)	37.2	27.7	34.6%	22.9	62.9%
Net Margin	16.1%	15.6%	0.6p.p	11.9	4.2p.p.
Earnings per Share - Basic (US$)	0.87	0.65	34.6%	0.53	62.9%
Earnings per Share - Diluted (US$)	0.87	0.65	34.3%	0.53	62.7%
Weighted Average Number of Shares - Basic (000)	42,813	42,813	0.0%	42,813	0.0%
Weighted Average Number of Shares - Diluted (000)	42,908	42,813	0.2%	42,860	0.1%

*  EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. However, EBITDAR should not be considered in isolation, as a substitute for net income prepared in accordance with US GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S COMMENTS ON 3Q06 RESULTS

For the third quarter of 2006, Copa Holdings recorded record net income of US$37.2 million, a 34.6% increase over 3Q05.  These results were driven by higher operating revenues in both Copa Airlines and AeroRepública segments.

Copa Airlines segment revenue growth was driven by a 33.5% or US$42.9 million increase in passenger revenues resulting from a 15.9% increase in capacity and a 14.2% increase in revenues per ASM.  The latter resulted from an 11.2% improvement in yield and a 2.7 percentage point increase in load factor.  These results continue to be driven by healthy overall demand for air travel in the region, continued capacity expansion and the growing preference for Copa Airlines’ Hub of the Americas as the best alternative for intra-regional travel.  Copa Airlines cargo, mail and other revenues, which represented 6.2% of total operating revenues, increased 16.9% to US$11.4 million.

AeroRepública segment revenue growth was driven by a 21.6% or US$8.4 million increase in passenger revenues, resulting from a 19.7% increase in capacity and a 0.9% increase in revenues per ASM.  AeroRepública’s yields increased by 3.2% and load factor decreased one percentage point, on a 19.7% increase in capacity, when compared to 3Q05.  AeroRepública’s cargo, mail and other revenues, which represented 3.3% of total operating revenues, increased 1.1% to US$1.6 million.

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3Q06 Earnings Release – Copa Holdings

Copa Holdings operating expenses increased 30.7% to US$185.4 million, driven mainly by increased capacity and higher average fuel prices.  Total unit cost, as measured by operating cost per ASM (CASM), increased 11.9% to 10.4 cents.   CASM excluding fuel for the quarter was 7.0 cents, 9.0% above 3Q05 and 3.7% above 2Q06.  Approximately half of this increase is the result of passenger related cost as a result of higher load factors, increased bonus provisions and the Company’s stock incentive program.  The remainder relates mainly to additional maintenance and aircraft rentals costs.

Consolidated operating income grew 25.4% to US$45.2 million in 3Q06 from US$36.1 million in 3Q05. This resulted in an operating margin decrease of 0.7 percentage points to 19.6%.  For 3Q06, Copa Airlines segment had operating income of US$45.1 million representing an operating margin of 24.8%, while AeroRepública recorded operating income of US$0.1 million which represented an operating margin of 0.2%.

Consolidated earnings before interest, taxes, depreciation, amortization and rents (EBITDAR) rose 30.3% to US$66.0 million from US$50.6 million in 3Q05, representing an EBITDAR margin of 28.6%.  For 3Q06, Copa Airlines and AeroRepública EBITDAR margins were 33.4% and 10.6% respectively.

Copa Holdings continues to maintain a very strong financial position. The Company ended the quarter with US$190.3 million in cash, cash equivalents, short-term and long-term investments, approximately US$34.5 million in committed credit lines and US$8.6 million in restricted cash, providing for US$216.2 million in liquidity.

Total debt amounted to US$556.5 million, which was used almost entirely to finance aircraft and equipment.  A large portion of this debt (60%) is fixed rate at an average rate of 4.66%.  The total blended interest rate (fixed and variable) at period end was 5.47%.

For 4Q06 we expect to see continued strength in Copa Airlines’ and AeroRepública’s traffic on a year over year basis.  Before the end of the year, Copa Airlines will add a new destination, Rio de Janeiro (Brazil) and receive two Embraer 190 aircraft.  For 2007, Copa Airlines plans to continue strengthening and expanding its network with the addition of seven new aircraft.

AeroRepública continues to execute its transition plan.  Among the main initiatives being addressed are:

•

Fleet modernization – AeroRepública’s fleet modernization plan involves replacing its current fleet with modern and efficient Embraer 190 aircraft. These aircraft will better balance capacity and demand, while enhancing the airline’s operational performance and commercial appeal.  AeroRepública currently has firm orders for eight Embraer 190 aircraft, four of which were originally scheduled for delivery in 4Q06.  Our updated delivery schedule contemplates delivery of two aircraft in December 2006 and six additional aircraft in 2007.  Based on its current fleet plan, AeroRepública will end 2006 with 12 aircraft (10 MD-80’s and 2 EMB-190’s) and 2007 with 14 aircraft (6 MD-80’s and 8 EMB-190’s).

•

Rebranding/Image – AeroRepública´s new corporate image was unveiled on September 6, 2006.  The first phase of implementation has been completed through the incorporation of the new image at all airport check-in counters, as well as 19 out of 25 city ticket offices.  Currently three aircraft have been painted with new livery and all new Embraer 190 aircraft will also be introduced with AeroRepública’s new image.

•	Frequent flyer program – Continental’s award-winning frequent flyer program was successfully introduced in March 2006.
•

On-time performance improvement – Several initiatives have been implemented that have resulted in significant improvement in on-time performance, which has increased from 73.1% in 3Q05 to 83.9% in 3Q06.

•

Schedule Optimization – AeroRepública has implemented a new Winter schedule and is in the process of establishing optimized Spring and Summer schedules. For 2007, the result of this schedule optimization and replacement of AeroRepública’s MD-80’s with new and efficient Embraer 190’s should result in an increase in capacity in the range of 5-7%, as well as result in the optimization of routes and frequencies in business and leisure markets, to better balance capacity and demand.

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3Q06 Earnings Release – Copa Holdings

For 2007, we expect Copa Airlines will continue to benefit from continued strength in its business, driven by a stable regional economic environment, a committed and customer focused workforce and the competitive advantage of having the most complete intra-regional network.  Additionally, during the course of 2007 we expect AeroRepública’s transition plan will begin showing positive results.

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q06 totaled US$230.6 million, a 29.6% or US$52.7 million increase over operating revenue of US$177.9 million in 3Q05, mainly due to a 32.3% or US$44.5 million increase in Copa Airlines’ operating revenues and a 20.8% or US$8.4 million increase in AeroRepública’s operating revenues.

Copa Airlines operating revenue

Copa Airlines operating revenues for 3Q06 totaled US$182.2 million, a 32.3% increase over operating revenues of US$137.7 million in 3Q05.  This increase was primarily due to a 33.5% increase in passenger revenue.

Passenger revenue. For 3Q06 passenger revenue totaled US$170.8 million a 33.5% increase over passenger revenue of US$128.0 million in 3Q05.  This increase resulted from the addition of capacity (ASMs increased by 15.9% in 3Q06 as compared to 3Q05), a higher load factor (load factor increased from 76.3% in 3Q05 to 79.0% in 3Q06), and an increase in passenger yield which rose by 11.2% to 15.8 cents.

Cargo, mail and other. Cargo, mail and other totaled US$11.4 million in 3Q06, a 16.9% increase over cargo, mail and other of US$9.7 million in 3Q05.

AeroRepública operating revenue

During 3Q06, AeroRepública generated operating revenue of US$48.6 million, representing a 20.8% increase over 3Q05.  This increase resulted from an US$8.4 million or 21.6% increase in passenger revenues.  During the quarter AeroRepública’s capacity (ASMs) increased by 19.7%, while traffic (RPMs) increased by 17.9%, representing a load factor of 63.6% for 3Q06.

Operating expenses

For 3Q06, consolidated operating expenses totaled US$185.4 million, a 30.7% increase over operating expenses of US$141.9 million for 3Q05.  Operating cost per available seat mile (CASM) increased 11.9% from 9.3 cents in 3Q05 to 10.4 cents in 3Q06.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q06, aircraft fuel totaled US$60.9 million, a US$16.8 million or 38.1% increase over aircraft fuel of US$44.1 million in 3Q05. This increase was primarily a result of a 19.7% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.33 in 3Q06 vs. US$1.95 in 3Q05, and the consumption of 16.1% more gallons as a result of increased capacity.  The Company has hedged approximately 36%, 34%, 19% and 12% of it fuel requirements for 4Q06, 1Q07, 2Q07 and 3Q07.

Salaries and benefits. For 3Q06, salaries and benefits totaled US$23.5 million, a 29.3% increase over salaries and benefits of US$18.2 million in 3Q05. This increase was mainly a result of an overall increase in operating headcount to support increased capacity, increased profit sharing expenses and the effect of the stock compensation program that was implemented pursuant to the Company’s initial public offering.  Excluding performance based pay and the new stock incentive program, salaries and benefits increased 16.5% year over year, in line with capacity.

Passenger servicing. For 3Q06, passenger servicing totaled US$17.3 million, a 23.6% increase over passenger servicing of US$14.0 million in 3Q05. This increase was primarily a result of an increase in passengers carried.

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3Q06 Earnings Release – Copa Holdings

Commissions. For 3Q06, commissions totaled US$15.5 million, a 15.4% increase over commissions of US$13.5 million in 3Q05. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rates in Copa Airlines segment.

Reservations and sales. Reservations and sales totaled US$10.1 million, a 31.5% increase over reservation and sales of US$7.7 million in 3Q05.  This increase was primarily a result of more passengers carried and global distribution systems rate increases.

Maintenance, material and repairs. For 3Q06, maintenance, material and repairs totaled US$13.7 million, a 40.5% increase over maintenance, material and repairs of US$9.8 million in 3Q05. This increase was primarily a result of higher expenses related to materials and repairs for Copa Airlines’ Boeing fleet, additional maintenance events for AeroRepública’s MD-80 fleet, as well as capacity growth.

Aircraft rentals. For 3Q06, aircraft rentals totaled US$10.9 million, a 46.6% or US$3.4 million increase over aircraft rentals of US$7.4 million in 3Q05. This was primarily a result of and increase in aircraft and engine leases at AeroRepública and the reclassification of certain expenses.

The remaining operating expenses totaled US$33.4 million in 3Q06, an increase of 22.6% over US$27.2 million in 3Q05.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 28.2% to US$137.1 million from US$106.9 million in 3Q05.  Operating expenses per available seat mile increased 10.6% to 10.0 cents in 3Q06 from 9.1 cents in 3Q05.  Excluding fuel costs, operating expenses per available seat mile increased 6.3% from 6.5 cents in 3Q05 to 6.9 cents in 3Q06.

Aircraft fuel. For 3Q06, aircraft fuel totaled US$43.3 million, a 40.6% increase over aircraft fuel expense of US$30.8 million in the same period in 2005. This increase was primarily a result of a 19.9% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.29 in 3Q06 vs. US$1.91 in 3Q05, and the consumption of 18.4% more gallons as a result of increased capacity.

Salaries and benefits. For 3Q06, salaries and benefits totaled US$19.4 million, a 35.8% increase over salaries and benefits of US$14.3 million in the same period in 2005. This increase was mainly a result of an overall increase in operating headcount, increased profit sharing expenses and the effect of the stock compensation program that was implemented pursuant to the Company’s initial public offering.

Passenger servicing. Passenger servicing totaled US$14.7 million for 3Q06, a 21.9% increase over passenger servicing of US$12.1 million in 3Q05. This increase was primarily a result of Copa Airlines’ 19.2% increase in carried passengers.

Commissions. Commissions totaled US$10.4 million for 3Q06, a 7.5% increase over commissions of US$9.7 million in 3Q05. This increase was primarily a result of a 33.5% increase in passenger revenue, partially offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$7.9 million, a 26.2% increase over reservation and sales of US$6.2 million in 3Q05.  This increase was primarily a result of more passengers carried and an increase in the average rate charged by global distribution systems.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$7.6 million in 3Q06, a 50.6% increase over maintenance, materials and repairs of US$5.1 million in 3Q05. This increase resulted from higher expenses related to repairs and repair materials.

Depreciation. Depreciation totaled US$6.3 million in 3Q06, a 30.1% increase over depreciation of US$4.8 million in 3Q05. This increase was primarily related to depreciation of four new aircraft.

Aircraft rentals. Aircraft rentals totaled US$6.0 million in 3Q06, a 1.6% increase over aircraft rentals of US$5.9 million in 3Q05.

Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 27.4% from US$9.6 million in 3Q05 to US$12.3 million in 3Q06, primarily as a result of higher air to ground communications fees in various countries.

Other. Other expenses totaled US$9.2 million in 3Q06, a 9.1% increase over other expenses of US$8.5 million in 3Q05.

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3Q06 Earnings Release – Copa Holdings

AeroRepública operating expenses

AeroRepública’s operating expenses increased 38.9% to US$48.5 million in 3Q06 from US$34.9 million in 3Q05.  Operating expenses per available seat mile increased 16.1% to 11.6 cents in 3Q06 from 10.0 cents in 3Q05.  Excluding fuel costs, operating expenses per available seat mile increased 19.5% from 6.2 cents in 3Q05 to 7.4 cents in 3Q06, mainly due to increased aircraft rentals expense, a higher average sales commission rate and increased reservations and sales expenses.

Non-operating income (expense)

Consolidated non-operating expenses totaled US$5.0 million in 3Q06, an increase of 2.3% over non-operating expenses of US$4.9 million in 3Q05, primarily attributable to higher net interest expense, partially offset by other non-operating income.

OUTLOOK FOR 2006

Based on 3Q06 results and our expectations for 4Q06, we are revising upwards our guidance for full year 2006 as follows:

Financial Outlook (US GAAP)	2006 - Full Year Prior*	2006 - Full Year Revised

ASM´s (billion)	+/- 7.0	+/- 6.9
Average Load Factor	+/- 71%	+/- 73%
RASM (cents)	+/- 11.8	+/- 12.3
CASM Ex-fuel (cents)	+/- 6.5	+/- 6.7
Operating Margin	16%-17.5%	+/- 19.5%

* Provided on August 16, 2006

OUTLOOK FOR 2007

Preliminary guidance for full year 2007 is the following:

Financial Outlook (US GAAP)	2007- Full Year

ASM´s (billion)	+/- 8.2
Average Load Factor	+/- 74%
RASM (cents)	+/- 12.6
CASM Ex-fuel (cents)	+/- 6.7
Operating Margin	20-21.5%

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepública operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service.  Copa Airlines currently offers approximately 110 daily scheduled flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepública, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin.

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3Q06 Earnings Release – Copa Holdings

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: +011-507-304-2677
e-mail: jputaturo@copaair.com
www.copaair.com (Investor Relations Section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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3Q06 Earnings Release – Copa Holdings

Operating data
US GAAP - Unaudited

	3Q06	3Q05	% Change

	Unaudited	Unaudited
Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,244	1,071	16.2%
Revenue passengers miles (RPMs) (mm)	1,345	1,125	19.6%
Available seat miles (ASMs) (mm)	1,784	1,527	16.8%
Load factor	75.4%	73.6%	1.8 p.p.
Break-even load factor	59.7%	58.3%	1.4 p.p.
Yield (US$ cents)	16.2	14.8	9.3%
Operating revenue per ASM (US$ cents) (RASM)	12.9	11.6	11.0%
Operating expenses per ASM (US$ cents) (CASM)	10.4	9.3	11.9%
Copa Segment
Revenue passengers miles (RPMs) (mm)	1,080	900	20.0%
Available seat miles (ASMs) (mm)	1,366	1,179	15.9%
Load factor	79.0%	76.3%	2.7 p.p.
Break-even load factor	57.4%	56.8%	0.6 p.p.
Operating revenue per ASM (US$ cents) (RASM)	13.3	11.7	14.2%
Operating expenses per ASM (US$ cents) (CASM)	10.0	9.1	10.6%
AeroRepublica Segment
Revenue passengers miles (RPMs) (mm)	265	225	17.9%
Available seat miles (ASMs) (mm)	417	349	19.7%
Load factor	63.6%	64.6%	-1.0 p.p.
Break-even load factor	65.8%	61.1%	4.7 p.p.
Operating revenue per ASM (US$ cents) (RASM)	11.7	11.6	0.9%
Operating expenses per ASM (US$ cents) (CASM)	11.6	10.0	16.1%

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3Q06 Earnings Release – Copa Holdings

Copa Holdings
Income Statement - USGAAP
(US$ Thousands)

	3Q06	3Q05	% Change	2Q06	% Change

	Unaudited	Unaudited		Unaudited
Operating Revenues
Passenger Revenue	217,835	166,607	30.7%	179,575	21.3%
Cargo, mail and other	12,783	11,340	12.7%	11,890	7.5%

Total Operating Revenue	230,618	177,947	29.6%	191,465	20.4%
Operating Expenses				53
Aircraft fuel	60,940	44,130	38.1%	53,327	14.3%
Salaries and benefits	23,465	18,152	29.3%	21,395	9.7%
Passenger servicing	17,256	13,956	23.6%	14,589	18.3%
Commissions	15,529	13,459	15.4%	13,558	14.5%
Reservations and sales	10,142	7,712	31.5%	9,711	4.4%
Maintenance, material and repairs	13,741	9,779	40.5%	12,117	13.4%
Depreciation	6,497	5,109	27.2%	5,502	18.1%
Flight operations	9,011	6,906	30.5%	7,751	16.3%
Aircraft rentals	10,904	7,437	46.6%	8,886	22.7%
Landing fees and other rentals	6,058	5,016	20.8%	5,770	5.0%
Other	11,849	10,218	16.0%	10,392	14.0%

Total Operating Expense	185,392	141,874	30.7%	162,998	13.7%
Operating Income	45,226	36,073	25.4%	28,467	58.9%
Non-operating Income (Expense):
Interest expense	-7,984	-6,046	32.1%	-6,698	19.2%
Interest capitalized	293	313	-6.4%	550	-46.7%
Interest income	1,958	940	108.3%	1,570	24.7%
Other, net	719	-108	-765.7%	732	-1.8%

Total Non-Operating Income/(Expense)	-5,014	-4,901	2.3%	-3,846	30.4%
Income before Income Taxes	40,212	31,172	29.0%	24,621	63.3%
Provision for Income Taxes	2,972	3,497	-15.0%	1,757	69.2%

Net Income	37,240	27,675	34.6%	22,864	62.9%

Basic EPS	0.87	0.65	34.6%	0.534	62.9%
Basic Shares	42,812,500	42,812,500	0.0%	42,812,500	0.0%
Diluted EPS	0.87	0.65	34.3%	0.533	62.7%
Diluted Shares	42,907,893	42,812,500	0.2%	42,866,369	0.1%

9
3Q06 Earnings Release – Copa Holdings

Copa Holdings
Balance Sheet - USGAAP
(US$ Thousands)

	September 30, 2006	June 30, 2006	September 30, 2005

	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$130,919	$116,314	$102,496
Restricted cash and cash equivalents	0	0	—
Short-term investments	7,297	10,771	21,823

Total cash, cash equivalents and short-term investments	138,216	127,085	124,319
Accounts receivable, net of allowance for doubtful accounts	69,804	62,331	54,965
Accounts receivable from related parties	2,002	805	298
Expendable parts and supplies, net of allowance for obsolescence	7,622	6,258	3,358
Prepaid expenses	15,403	18,304	14,867
Other current assets	4,029	3,936	5,739

Total Current Assets	237,076	218,719	203,546
Long-term investments	52,129	28,785	4,882
Property and Equipment:
Owned property and equipment:
Flight equipment	773,858	730,920	575,511
Other equipment	42,422	40,511	33,873

	816,280	771,431	609,384
Less: Accumulated depreciation	(97,202)	(90,875)	(78,705)

	719,078	680,556	530,679
Purchase deposits for flight equipment	53,352	61,958	42,189

Total Property and Equipment	772,430	742,514	572,868
Other Assets:
Net pension asset	1,533	1,471	1,313
Goodwill	19,569	17,794	20,716
Intangible asset	29,859	27,151	32,347
Other assets	14,595	13,959	10,454

Total Other Assets	65,556	60,375	64,830

Total Assets	$1,127,191	$1,050,393	$846,126

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:			$—
Current maturities of long-term debt	$73,991	$65,390	60,571
Accounts payable	35,923	44,328	38,509
Accounts payable to related parties	5,634	8,152	9,683
Air traffic liability	113,207	104,191	78,969
Taxes and interest payable	35,506	28,091	26,976
Accrued expenses payable	30,373	21,177	13,591
Other current liabilities	9,421	2,517	5,545

Total Current Liabilities	304,055	273,846	233,844
Non-Current Liabilities:
Long-term debt	482,490	473,995	369,237
Post employment benefits liability	1,519	1,419	1,383
Other long-term liabilities	7,805	7,545	7,419
Deferred tax liabilities	3,939	3,947	5,020

Total Non-Current Liabilities	495,753	486,906	383,059
Commitments and Contingencies	—	—	—

Total Liabilities	799,808	760,752	616,903

Shareholders’ Equity:
Class A - 30,034,375 shares issued and outstanding	20,501	20,501	19,813
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	9,410
Additional paid in capital	1,840	930	—
Retained earnings	301,935	264,694	200,211
Accumulated other comprehensive loss	(5,615)	(5,206)	(211)
Total Shareholders’ Equity	327,383	289,641	229,223

Total Liabilities and Shareholders’ Equity	$1,127,191	$1,050,393	$846,126

10
3Q06 Earnings Release – Copa Holdings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 11/15/2006

	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO

11
3Q06 Earnings Release – Copa Holdings